COASTAL PACIFIC MINING CORP. SET TO INITIATE PHASE I EXPLORATION ON ITS SANTA RITA PROPERTY, PERU

CALGARY, Alberta, November 9, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), is pleased to announce that has made arrangements to retain Gateway Solutions S.A.C. ("Gateway") to carry-out a Phase I exploration program on its newly acquired Santa Rita property located in Peru.

The program set to initiate in early December will be supervised by Luc Pigeon B.Sc, M.Sc., P.Geo, a Geoscientist and Qualified Person (“QP”) as defined by NI 43-101.  Both Gateway and the QP are independent from the Company.

The 1200 hectares (2965 acres) Santa Rita property is located within the Central Cordillera of the Peruvian Andes in rugged terrain at elevations that vary between 4200 m (13,780 feet) to 4800 m (15,748 feet) above sea level.  Limited exploration by Gateway and others has outlined vein and replacement mineralization within the Jumasha Formation rock which may continue at depth.  The Jumasha Formation is important in central Peru for its large volume skarn deposit potential.

Initial limited sampling of the Property’s vein mineralization returned anomalous mineral contents which assay on average 290.7 g/t Ag, 14.65% Pb and 7.00% Zn.  Similarly, the replacement-type mineralization is also characterized by anomalous mineral contents which assay on average 196.3 g/t Ag, 12.75% Pb and 9.03% Zn.  The grades given herein are not necessary representative of the entire mineralized structures. More detailed and extensive sampling is required in order to obtain meaningful average grades.

Based on these encouraging initial results, the Company has decided to initiate further exploration to define the geologic and economic continuity of the veins and replacement mineralization and, possibly identify other mineralization occurrences on the Property.

The Phase I program comprises four distinct exploration projects that will be carried-out simultaneously over a period of approximately 4 months:

Exploration Project	Parameters
Geological Mapping - 1:5000	1200 Hectares
Geochemistry Survey - Bedrock	1250 Samples
Geophysical Survey – Ground MAG	125 Line-km (line-mile)
Topographic Survey – 2m equidistance	1200 Hectares

It is expected that at some time more than 30 workers and professionals will be working on-site during the Program.  A temporary camp with fully-equipped kitchen facilities and food service will be provided by Gateway throughout the Program.

The following is a summary of the expected exploration expenses during the Phase I program:

Expense	USD (thousands)
Staff	69
Exploration Projects	204
Equipment and Petroleum	34
Sample Analyses	43
Food Service	49
Sales Tax	76
Total:	475

The technical information of this press release has been reviewed by Luc Pigeon, B.Sc., M.Sc., P. Geo and Qualified Person as defined by NI 43-101.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
403.612.3001
joebucci@coastalpacificminingcorp.com

www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.